

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Via E-mail
Mr. Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, Texas 77002

> **Re:** **Hennessy Capital Acquisition Corp.**
> **Amendment No. 5 to Schedule TO-I**
> **Filed February 20, 2015**
> **File No. 005-87838**

Dear Mr. Hennessy:

We have reviewed your letter dated February 23, 2015 and have the following comment.

General

1.   We note your response to our prior comment regarding the application of Rule 13e-3 to the series of transactions in which you are engaged. Without necessarily agreeing or disagreeing with the analysis presented, the staff of the Division of Corporation Finance has determined not to undertake any further examination of this issue at this time. The staff nevertheless reserves the right to make further inquiry into this matter at a later time.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Michael P. Heinz, Esq.
Sidley Austin LLP